UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5*)

InfuSystem Holdings, Inc.

InfuSystem Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

45685K102
(CUSIP Number)

Ryan J. Morris
Meson Capital Partners LLC
One Sansome Street, Suite 1895
San Francisco, California 94104
(607) 279-5382
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102

1	NAME OF REPORTING PERSON: Meson Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 535,626 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 535,626 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 535,626 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1) Shares of common stock of InfuSystem Holdings, Inc., par value $0.0001 per share (the “Common Stock”) beneficially owned by Meson Capital Partners LP (“Meson LP”) (the “Meson LP Shares”).
* Based on 22,375,438 Shares issued and outstanding as of April 28, 2014, as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2014.

CUSIP No. 45685K102

1	NAME OF REPORTING PERSON: Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 535,626 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 535,626 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 535,626 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Includes the Meson LP Shares. As the general partner of Meson LP, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Meson LP Shares. Meson LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the Meson LP Shares.
* Based on 22,375,438 shares of Common Stock issued and outstanding as of April 28, 2014, as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2014.

CUSIP No. 45685K102

1	NAME OF REPORTING PERSON: Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 134,555
	8	SHARED VOTING POWER: 535,626 (1)
	9	SOLE DISPOSITIVE POWER: 134,555
	10	SHARED DISPOSITIVE POWER: 535,626 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 670,181 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.0% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Includes the Meson LP Shares. As the general partner of Meson LP, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Meson LP Shares. Meson LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the Meson LP Shares. As managing member of Meson LLC, Ryan J.  Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock or stock options to acquire shares of Common Stock beneficially owned by Meson LLC. Mr. Morris disclaims beneficial ownership of any shares of Common Stock beneficially owned by Meson LLC.

(2) Includes 64,555 shares of Common Stock beneficially owned by Mr. Morris and 70,000 shares of Common Stock that would be issued upon the exercise of stock options held by Mr. Morris vesting within the next 60 days of the date hereof.
* Based on 22,375,438 shares of Common Stock issued and outstanding as of April 28, 2014, as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2014, plus 70,000 shares of Common Stock that could be issued upon the exercise of options held by Mr. Morris vesting within the next 60 days.

SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed on behalf of the Reporting Persons, as such term is defined in the Schedule 13D filed on May 11, 2012, as amended by the first amendment dated January 8, 2013, the second amendment dated February 12, 2013, the third amendment dated May 13, 2013, and the fourth amendment dated July 17, 2013 (collectively, the “Schedule 13D”), to further amend and supplement the Schedule 13D. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 5 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) In the aggregate, the Reporting Persons may be deemed in the aggregate to beneficially own 670,181 shares of common stock of InfuSystem Holdings, Inc. (the “Issuer”), par value $0.0001 per share (the “Common Stock”), or 3.0% of the issued and outstanding shares of Common Stock.

The calculation of percentage ownership is based on 22,375,438 shares of Common Stock issued and outstanding as of April 28, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 5, 2014, plus 70,000 shares of Common Stock that could be issued upon the exercise of stock options held by Ryan J. Morris vesting within the next 60 days.

Meson LP beneficially owns and has shared voting and shared dispositive power over 535,626 shares of Common Stock (the “Meson LP Shares”), or 2.4% of the issued and outstanding shares of Common Stock. Meson LP disclaims beneficial ownership of the Morris Shares (defined below).

As general partner of Meson LP, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Meson LP Shares. Meson LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the Meson LP Shares.

As managing member of Meson LLC, Mr. Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Meson LLC. Mr. Morris disclaims beneficial ownership of any shares of Common Stock beneficially owned by Meson LLC.  In addition, Mr. Morris beneficially owns and has sole voting and sole dispositive power over 64,555 shares of Common Stock and 70,000 shares of Common Stock that could be issued upon the exercise of stock options held by Mr. Morris vesting within the next 60 days (collectively the “Morris Shares”), or 0.6% of the issued and outstanding shares of Common Stock.

(c)           On June 9, 2014, Meson LP made a distribution of 952,224 shares of Common Stock to limited partners.

(e) The Reporting Persons ceased to beneficially own more than 5.0% of the Common Stock of the Issuer on June 9, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 16, 2014

MESON CAPITAL LP

By: MESON CAPITAL PARTNERS LLC, its General Partner
By:	/s/ Ryan J. Morris
Ryan J. Morris, Managing Member

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
Ryan J. Morris, Managing Member

/s/ Ryan J. Morris
Ryan J. Morris